

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

November 16, 2009

Rodney F. Emery
Chief Executive Officer
Steadfast Secure Income REIT, Inc.
4343 Von Karman Avenue, Suite 300
Newport Beach, California 92660

> **Re:** **Steadfast Secure Income REIT, Inc.**
> **Registration Statement on Form S-11**
> **Amendment No. 1 filed October 15, 2009**
> **File No. 333-160748**

Dear Mr. Emery:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

Our Advisor, page 2

1.   We note your response to comment 12 in our letter dated August 20, 2009. Please revise the prospectus to include the date that the advisory agreement took effect.

Compensation to Our Advisor and Its Affiliates, page 7

2.   We note your response to comment 14 in our letter dated August 20, 2009. Please include the disclosure that your estimated organizational and offering expenses are based upon prior experience and a review of the public filings of other non-listed REITs.

3.   We have reviewed your response to comment 15 in our letter dated August 20, 2009. We continue to believe that disclosure of the fees that you would incur using the maximum leverage permitted by your charter is meaningful disclosure, in addition to the target leverage amounts that you have already disclosed. Please revise accordingly.

4.   We note your response to comment 16 in our letter dated August 20, 2009. Please separate the fee reimbursement disclosure from the line item for acquisition fees, since the reimbursement amounts are not included in the estimated amounts shown in the third column. Also, please clarify whether your advisor will receive the full 2% fee even when it is being reimbursed for payments to third parties that are performing acquisition-related services. Revise to disclose the 6% maximum acquisition fees and expense reimbursement.

Distributions, page 11

5.   We have considered your response to comment 20 in our letter dated August 20, 2009. Given that the funds obtained from your advisor will be used solely to fund distributions to shareholders, we remain unclear why this does not represent a financial guarantee.

Investment Objectives, Strategy and Policies, page 54

Real Estate-Related Activities, page 61

6.   We note your response to comment 23 in our letter dated August 20, 2009. Please explain in greater detail what aspects of your experience and contacts within the commercial real estate industry will allow you to identify holders of distressed loans.

Management, page 73

Affiliated Dealer Manager, page 83

7.   We note your response to comment 31 in our letter dated August 20, 2009. Please continue to update your prospectus as to the status as to the acquisition of Steadfast Capital prior to effectiveness.

Management Compensation, page 85

8.   We have reviewed your response to comment 32 in our letter dated August 20,
        2009. Please revise the prospectus to include similar disclosure regarding the
        purpose of investment management fees payable to your advisor.

Conflicts of Interest

Allocation of Our Affiliates' Time, page 90

9.   We have reviewed your response to comment 36 in our letter dated August 20,
        2009. Please expand the disclosure to describe the reasons that you cannot
        currently estimate the amount of time that your executive officers will devote to
        your business, as stated in your response.

Estimated Net Asset Value per Share, page 124

10.   We have reviewed your response to comment 43 in our letter dated August 20,
        2009.   It appears from your response that you do not intend to disclose your NAV
        per share in connection with a change in the offering price, even if estimated
        NAV per share is a factor considered by the board. Please revise to clarify the
        information that will be disclosed to investors if estimated NAV per share is a
        factor considered by the board.

* * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Telewicz at 202-551-3438 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at 202-551-3391 or me at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Rosemarie A. Thurston
    Gustav F. Bahn
    Alston & Bird LLP
    Via facsimile (404) 253-8447